FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 24, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2011 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2011 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, February 23, 2012. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2011 with comparison to its results for the fourth quarter and year ended December 31, 2010.

Summary of 2011 Fourth Quarter Results

(Comparison with third quarter of 2011 and fourth quarter of 2010)
	Q4 2011	Q3 2011		Q4 2010
Net sales (US$ million)	2,750.6	2,494.8	10%	2,063.9	33%
Operating income (US$ million)	555.7	485.3	15%	453.8	22%
Net income (US$ million)	426.3	365.5	17%	321.2	33%
Shareholders’ net income (US$ million)	399.6	325.0	23%	320.9	25%
Earnings per ADS (US$)	0.68	0.55	23%	0.54	25%
Earnings per share (US$)	0.34	0.28	23%	0.27	25%
EBITDA* (US$ million)	709.6	620.3	14%	515.5	38%
EBITDA margin (% of net sales)	26%	25%		25%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Our sales in the fourth quarter rose 10% sequentially reflecting an increase in shipments not only for OCTG products but also for line pipe and mechanical pipe products. EBITDA and operating income margins benefited from higher efficiencies in fixed costs resulting from the increase in shipments. Our net cash position (cash and other current investments less total borrowings) rose by US$96 million to end the year at US$324 million, following investment of US$189 million in capital expenditures and the payment of an interim dividend to shareholders of US$153 million.

Summary of 2011 Annual Results
	FY 2011	FY 2010	Increase/(Decrease)
Net sales (US$ million)	9,972.5	7,711.6	29%
Operating income (US$ million)	1,894.8	1,573.5	20%
Net income (US$ million)	1,420.7	1,141.0	25%
Shareholders’ net income (US$ million)	1,331.2	1,127.4	18%
Earnings per ADS (US$)	2.26	1.91	18%
Earnings per share (US$)	1.13	0.95	18%
EBITDA* (US$ million)	2,449.1	2,013.2	22%
EBITDA margin (% of net sales)	25%	26%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

In 2011, net sales increased by 29% compared to 2010 with increases in each of our operating segments. Increased oil and gas drilling activity in North America and most regions except for North Africa led to higher shipments in our Tubes operating segment. Higher demand for our premium OCTG products led to improvements in product mix and average selling prices, particularly in the second half. Sales in our Projects and Others operating segments benefited from higher demand in Brazil. EBITDA and operating margins were affected by higher raw material and fixed costs in the first half but recovered in the second half. Our net cash position increased by US$48 million to US$324 million at the end of the year. Capital expenditures amounted to US$863 million, including the completion of our new rolling mill in Mexico, and investments in working capital amounted to US$646 million.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on May 2, 2012, the payment of an annual dividend of US$0.38 per share (US$0.76 per ADS), or approximately US$449 million, which includes the interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, paid in November, 2011. If the annual dividend is approved by the shareholders, a dividend of US$0.25 per share (US$0.50 per ADS), or approximately US$295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012.

Market Background and Outlook

Global demand for energy, in spite of the difficult economic situation in Europe, will continue to rise and this is driving energy companies to increase their investments. Demand for tubular products for complex applications will grow at a faster pace than that for products for standard applications as investments will take place in more difficult operating environments.

In 2012, drilling activity in North America is expected to remain close to current levels, with lower dry gas drilling activity to a large extent offset by an increase in oil and liquids directed drilling. In the rest of the world, drilling activity is expected to continue to increase supported by current oil and gas prices and led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

Sales to oil and gas customers, particularly of premium products, are expected to increase in 2012 compared to 2011 in all regions but sales to HPI, power generation and industrial customers will be lower in Europe. Sales in our Projects operating segment are also expected to increase on deliveries to a large offshore pipeline in Brazil in the second half of the year.

Selling prices and costs are stable but operating margins should benefit from an improving product mix and the lagging impact of lower raw material costs.

Accordingly, sales and operating income are expected to grow in 2012 compared to 2011. However, sequential growth should not be expected in the first quarter as our sales will be affected by seasonal maintenance stoppages and lower shipments in our Projects operating segment.

Analysis of 2011 Fourth Quarter Results

Sales volume (metric tons)	Q4 2011	Q3 2011		Q4 2010
Tubes – Seamless	709,000	650,000	9%	555,000	28%
Tubes – Welded	234,000	216,000	8%	221,000	6%
Tubes – Total	943,000	866,000	9%	776,000	22%
Projects – Welded	71,000	53,000	34%	65,000	9%
Total	1,014,000	919,000	10%	841,000	21%

Tubes	Q4 2011	Q3 2011		Q4 2010
(Net sales - $ million)
North America	1,174.0	1,034.8	13%	860.2	36%
South America	360.1	338.4	6%	271.2	33%
Europe	268.0	275.3	(3%)	206.3	30%
Middle East & Africa	389.1	358.8	8%	299.6	30%
Far East & Oceania	174.7	143.0	22%	121.8	43%
Total net sales ($ million)	2,365.9	2,150.3	10%	1,759.1	34%
Cost of sales (% of sales)	61%	61%		60%
Operating income* ($ million)	495.5	429.2	15%	401.0	24%
Operating income (% of sales)	21%	20%		23%
*Operating income includes impairment reversals of US$67.3 million in Q4 2010

Net sales of tubular products and services increased 10% sequentially, mainly due to an increase in shipments volumes. Year on year, sales increased 34%, due to a 22% increase in shipments and an 11% increase in average selling prices. In North America, sales rose sequentially throughout the region, mainly driven by higher OCTG sales in Canada and Mexico and line pipe in United States. In South America, sales increased 6% sequentially, mainly driven by Ecuador and Colombia and partially offset by lower sales on credit issues in Venezuela. In Europe, sales were negatively affected by weak demand from distributors and Euro depreciation. In the Middle East and Africa, sales increased sequentially mainly due to resumption of sales in Libya and higher sales to hydrocarbon process industry projects. In the Far East and Oceania, sales grew strongly due to higher shipments of deepwater line pipe.

Operating income from tubular products and services increased15% sequentially as sales rose 10% and operating margin increased 100 basis points, reflecting lower SG&A expenses as a percentage of sales.

Projects	Q4 2011	Q3 2011		Q4 2010
Net sales ($ million)	186.0	150.8	23%	146.2	27%
Cost of sales (% of sales)	71%	67%		69%
Operating income ($ million)	28.3	27.3	4%	23.6	20%
Operating income (% of sales)	15%	18%		16%

Net sales of Projects amounted to US$186.0 million in the fourth quarter of 2011, 23% higher than the third quarter and 27% higher compared to the fourth quarter of 2010. Sequentially, the increase in sales was mainly on lower margin shipments made to Peru.

Others	Q4 2011	Q3 2011		Q4 2010
Net sales ($ million)	198.6	193.7	3%	158.6	25%
Cost of sales (% of sales)	72%	73%		72%
Operating income ($ million)	32.0	28.7	11%	29.3	9%
Operating income (% of sales)	16%	15%		18%

Net sales of other products and services amounted to US$198.6 million in the fourth quarter of 2011, 3% higher sequentially and 25% higher compared to the fourth quarter of 2010. The sequential increase in sales was mainly due to higher sales at our Brazilian industrial equipment business and higher sales of excess raw materials and power, partially offset by lower sales of welded steel pipes for electric conduits.

Selling, general and administrative expenses, or SG&A, amounted to 17.2% of net sales in the fourth quarter of 2011, compared to 18.5% in the previous quarter and 19.7% in the fourth quarter of 2010. The decrease of SG&A as a percentage of sales was mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income (expense) amounted to a net gain of US$0.7 million in the fourth quarter of 2011, compared with a gain of US$1.7 million in the previous quarter and a gain of US$74.8 million in the fourth quarter of 2010, mainly due to the reversal of an impairment at our Canadian welded operations.

Net interest expenses amounted to US$2.0 million in the fourth quarter of 2011, compared to US$8.5 million in the previous quarter and US$4.8 million in the same period of 2010.

Other financial results generated a loss of US$5.4 million during the fourth quarter of 2011, compared to a gain of US$28.0 million during the third quarter of 2011 and a loss of US$5.4 million in the same period of 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. The gains recorded in the third quarter of 2011, were mainly attributable to the revaluation of the U.S. dollar against the Brazilian real.

Equity in earnings of associated companies generated a gain of US$13.0 million in the fourth quarter of 2011, compared to a gain of US$1.5 million in the previous quarter and of US$11.7 million in the same period of 2010. These results mainly derived from our equity investment in Ternium and reflected higher results at Ternium.

Income tax charges totalled US$135.0 million in the fourth quarter of 2011, equivalent to 25% of income before equity in earnings of associated companies and income tax, compared to 28% in the previous quarter and 30% in the same period of 2010. During the fourth quarter of 2011, the tax rate benefited from a more favorable mix of companies.

Income attributable to non-controlling interests amounted to US$26.8 million in the fourth quarter of 2011, compared to US$40.5 million in the previous quarter and US$0.3 million in the fourth quarter of 2010. These results are mainly derived from non-controlling interests at our Brazilian subsidiary, Confab, and at our Japanese subsidiary, NKKTubes.

Cash Flow and Liquidity of 2011 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2011 was US$456.2 million, compared to US$336.3 million in the previous quarter and US$253.8 million in the fourth quarter of 2010. Working capital increased by US$156.7 million during the fourth quarter of 2011 (mainly due to an increase in trade receivables), compared to an increase of US$1.7 million in the previous quarter and of US$152.7 million in the fourth quarter of 2010.

Capital expenditures amounted to US$188.7 million for the fourth quarter of 2011, compared to US$212.1 million in the previous quarter and US$286.1 million in the fourth quarter of 2010.

During the quarter, our net cash position (cash and other current investments less total borrowings) increased by US$96.0 million to US$323.6 million at the end of the quarter, following the payment of an interim dividend of US$153.5 million.

Analysis of 2011 Annual Results

Sales volume (metric tons)	FY 2011	FY 2010	Increase/(Decrease)
Tubes – Seamless	2,613,000	2,206,000	18%
Tubes – Welded	881,000	744,000	18%
Tubes – Total	3,494,000	2,950,000	18%
Projects – Welded	267,000	170,000	57%
Total – Tubes + Projects	3,761,000	3,120,000	21%

Tubes	FY 2011	FY 2010	Increase/(Decrease)
Net sales ($ million)
- North America	4,133.3	3,121.7	32%
- South America	1,344.6	1,110.1	21%
- Europe	1,066.1	746.6	43%
- Middle East & Africa	1,349.4	1,263.6	7%
- Far East & Oceania	587.9	434.4	35%
Total net sales	8,481.3	6,676.4	27%
Cost of sales (% of sales)	61%	60%
Operating income ($ million)	1,618.8	1,403.3	15%
Operating income (% of sales)	19%	21%

Net sales of tubular products and services increased 27% to US$8,481.3 million in 2011, compared to US$6,676.4 million in 2010, reflecting an 18% increase in volumes and a 7% increase in average selling prices. In North America, higher drilling activity in the USA and Canada led to significantly higher shipments partially offset by lower demand in Mexico. In South America, sales increased mainly driven by higher demand in Argentina and Colombia. In Europe, we had higher sales of OCTG products, as well as higher sales of line pipe and mechanical products to distributors. In the Middle East and Africa, despite geopolitical turmoil sales increased led by higher demand for complex products in the Middle East. In the Far East and Oceania, sales grew strongly, mainly due to higher sales in Indonesia.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 60% to 61%, mainly due to an increase in steelmaking raw materials during the first half of the year.

Operating income from tubular products and services, increased 15% to US$1,618.8 million in 2011, from US$1,403.3 million in 2010, (in 2010 operating income included a gain of US$67.3 million from the reversal of an impairment), mainly driven by an 18% increase in shipments volumes.

Projects	FY 2011	FY 2010	Increase/(Decrease)
Net sales ($ million)	724.2	428.8	69%
Cost of sales (% of sales)	68%	67%
Operating income ($ million)	138.8	63.7	118%
Operating income (% of sales)	19%	15%

Net sales of Projects increased 69% to US$724.2 million in 2011, compared to US$428.8 million in 2010, mainly reflecting an increase in shipments to gas and other pipeline projects in South America.

Operating income from Projects increased 118% to US$138.8 million in 2011, from US$63.7 million in 2010, reflecting an increase in sales and higher operating margins, due to a better product mix and lower SG&A expenses as a percentage of sales.

Others	FY 2011	FY 2010	Increase/(Decrease)
Net sales ($ million)	767.0	606.4	26%
Cost of sales (% of net sales)	70%	72%
Operating income ($ million)	137.1	106.5	29%
Operating income (% of sales)	18%	18%

Net sales of other products and services increased 26% to US$767.0 million in 2011, compared to US$606.4 million in 2010, mainly due to higher sales of sucker rods, welded pipes for electric conduits and industrial equipment .

Operating income from other products and services, increased 29% to US$137.1 million in 2011, from US$106.5 million in 2010, reflecting the increase in net sales and stable margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 18.6% in 2011 compared to 19.7% in 2010, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses resulted in net income of US$5.0 million in 2011, compared to a net income of US$78.6 million in 2010, when we recorded a gain of US$67.3 million from the reversal of an impairment at our Canadian welded operations.

Net interest expenses totalled US$21.6 million in 2011, compared to US$31.2 million in 2010.

Other financial results generated a gain of US$11.3 million in 2011, compared to a loss of US$21.3 million during 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$61.5 million in 2011, compared to US$70.1 million in 2010. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$525.2 million in 2011, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to US$450.0 million in 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Net income increased to US$1,420.7 million in 2011, compared to US$1,141.0 million in 2010, mainly reflecting higher operating results.

Income attributable to equity holders was US$1,331.2 million, or US$1.13 per share (US$2.26 per ADS), in 2011, compared to US$1,127.4 million, or US$0.95 per share (US$1.91 per ADS) in 2010.

Income attributable to non-controlling interest was US$89.6 million in 2011, compared to US$13.7 million in 2010, mainly reflecting higher results at our Brazilian subsidiary, Confab.

Cash Flow and Liquidity of 2011

Net cash provided by operations during 2011 was US$1,283.3 million, compared to US$870.8 million during 2010. Working capital increased by US$646.4 million during 2011, compared with an increase of US$644.0 million in 2010, reflecting the positive change in the levels of activity.

Capital expenditures amounted to US$862.7 million in 2011, compared to US$847.3 million in 2010, as we continued with the investments to complete the new small diameter rolling mill at our Veracruz facility in Mexico.

Dividends paid, including dividends paid to minority shareholders in subsidiaries, amounted to US$424.1 million in 2011, of which US$248 million were paid to equity holders in respect of the 2010 fiscal year, while US$153 million were paid to equity holders in November 2011, as an interim dividend in respect of the dividend corresponding to the 2011 fiscal year. This compares to US$433.3 million paid in 2010, with the same amount of dividends paid to equity holders.

During 2011, total financial debt decreased by US$313.6 million to US$930.9 million at December 31, 2011 from US$1,244.5 million at December 31, 2010. Liquidity (cash and cash equivalents and other current investments) decreased by US$265.6 million to US$1,254.5 million at December 31, 2011 from US$1,520.1 million at December 31, 2010. Net cash during 2011 increased by US$48.1 million to US$323.6 million at December 31, 2011, from US$275.6 million at December 31, 2010.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Continuing operations
Net sales	2,750,551	2,063,873	9,972,478	7,711,598
Cost of sales	(1,722,894)	(1,277,755)	(6,229,526)	(4,700,810)
Gross profit	1,027,657	786,118	3,742,952	3,010,788
Selling, general and administrative expenses	(472,714)	(407,072)	(1,853,244)	(1,515,870)
Other operating income (expenses) net	747	74,772	5,050	78,629
Operating income	555,690	453,818	1,894,758	1,573,547
Interest income	11,093	7,387	30,840	32,855
Interest expense	(13,045)	(12,142)	(52,407)	(64,103)
Other financial results	(5,401)	(5,405)	11,268	(21,305)
Income before equity in earnings of associated companies and income tax	548,337	443,658	1,884,459	1,520,994
Equity in earnings of associated companies	12,990	11,668	61,509	70,057
Income before income tax	561,327	455,326	1,945,968	1,591,051
Income tax	(134,994)	(134,166)	(525,247)	(450,004)
Income for the period / year	426,333	321,160	1,420,721	1,141,047

Attributable to:
Equity holders of the Company	399,574	320,908	1,331,157	1,127,367
Non-controlling interests	26,759	252	89,564	13,680
	426,333	321,160	1,420,721	1,141,047

Consolidated Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At December 31, 2011		At December 31, 2010

ASSETS
Non-current assets
Property, plant and equipment, net	4,053,653		3,780,580
Intangible assets, net	3,375,930		3,581,816
Investments in associated companies	670,248		671,855
Other investments	2,543		43,592
Deferred tax assets	234,760		210,523
Receivables	133,280	8,470,414	120,429	8,408,795

Current assets
Inventories	2,806,409		2,460,384
Receivables and prepayments	241,801		282,536
Current tax assets	168,329		249,317
Trade receivables	1,900,591		1,421,642
Available for sale assets	21,572		21,572
Other investments	430,776		676,224
Cash and cash equivalents	823,743	6,393,221	843,861	5,955,536
Total assets		14,863,635		14,364,331

EQUITY
Capital and reserves attributable to the Company’s equity holders		10,506,227		9,902,359
Non-controlling interests		666,716		648,221
Total equity		11,172,943		10,550,580

LIABILITIES
Non-current liabilities
Borrowings	149,775		220,570
Deferred tax liabilities	828,545		934,226
Other liabilities	233,653		193,209
Provisions	72,975		83,922
Trade payables	2,045	1,286,993	3,278	1,435,205

Current liabilities
Borrowings	781,101		1,023,926
Current tax liabilities	344,932		207,652
Other liabilities	286,762		233,590
Provisions	33,605		25,101
Customer advances	55,564		70,051
Trade payables	901,735	2,403,699	818,226	2,378,546
Total liabilities		3,690,692		3,813,751
Total equity and liabilities		14,863,635		14,364,331

Consolidated Statement of Cash Flows
	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2011	2010

Cash flows from operating activities
Income for the period / year	426,333	321,160	1,420,721	1,141,047
Adjustments for:
Depreciation and amortization	153,880	129,012	554,345	506,902
Income tax accruals less payments	10,625	9,563	117,633	(57,979)
Equity in earnings of associated companies	(12,990)	(11,172)	(61,509)	(70,057)
Interest accruals less payments, net	3,575	(2,613)	(24,880)	17,700
Changes in provisions	(12,762)	(5,644)	(2,443)	(364)
Impairment reversal	-	(67,293)	-	(67,293)
Changes in working capital	(156,683)	(152,658)	(646,369)	(644,050)
Other, including currency translation adjustment	44,266	33,484	(74,194)	44,914
Net cash provided by operating activities	456,244	253,839	1,283,304	870,820

Cash flows from investing activities
Capital expenditures	(188,728)	(286,098)	(862,658)	(847,316)
Acquisitions of subsidiaries and associated companies	(11,254)	(302)	(11,254)	(302)
Proceeds from disposal of property, plant and equipment and intangible assets	3,092	2,329	6,431	9,290
Dividends and distributions received from associated companies	-	302	17,229	14,034
Changes in investments in short terms securities	203,462	(34,226)	245,448	(96,549)
Net cash provided by (used in) investing activities	6,572	(317,995)	(604,804)	(920,843)

Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(401,383)	(401,383)
Dividends paid to non-controlling interest in subsidiaries	(10,996)	(12,862)	(22,695)	(31,881)
Acquisitions of non-controlling interests	(27)	(57)	(16,606)	(3,018)
Proceeds from borrowings	12,671	277,890	726,189	647,608
Repayments of borrowings	(238,151)	(129,053)	(953,413)	(862,921)
Net cash used in financing activities	(389,973)	(17,552)	(667,908)	(651,595)

Increase / (Decrease) in cash and cash equivalents	72,843	(81,708)	10,592	(701,618)

Movement in cash and cash equivalents
At the beginning of the period / year	754,116	900,769	820,165	1,528,707
Effect of exchange rate changes	(13,763)	1,104	(17,561)	(6,924)
Increase due to business combinations	1,836	-	1,836	-
Increase / (Decrease) in cash and cash equivalents	72,843	(81,708)	10,592	(701,618)
At December 31,	815,032	820,165	815,032	820,165

	At December 31,		At December 31,
Cash and cash equivalents	2011	2010	2011	2010
Cash and bank deposits	823,743	843,861	823,743	843,861
Bank overdrafts	(8,711)	(23,696)	(8,711)	(23,696)
	815,032	820,165	815,032	820,165